EIGHTH AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

          This Eighth Amendment to the Agreement and Plan of Merger (the “Agreement”) dated as of April 24, 2007, by and among XENO TRANSPLANTS CORPORATION (formerly ICON DEVELOPMENT, INC.), a corporation organized under the laws of the State of Nevada (“XENO”) and having its principal offices at Suite 2610, 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X2, Icon Acquisition Corporation, a corporation organized under the laws of the State of Delaware (“MERGER SUB”) and having its principal offices at 1235 Quayside Drive, Suite 703, New Westminster, British Columbia, Canada V3M 6J5, AMERICAN XENO INC., a corporation organized under the laws of the State of Nevada and having its principal offices at 143 Gardner Road, Brookline, Massachusetts 02445 (“AXI”), and the stockholders of AXI (the “Holders”) is made as of March 26, 2008.

RECITALS

          A.      XENO, MERGER SUB, AXI and the Holders were parties to the Agreement, which specified the terms and conditions of the merger of MERGER SUB with and into AXI, whereby each issued and outstanding share of common stock of AXI will be converted into the right to receive the Merger Consideration.

          B.      As of the Effective Time, MERGER SUB merged into AXI and is no longer a legal entity and, therefore, it is no longer necessary to have Merger Sub as a signatory to any amendment to the Agreement.

          C.      Section 10.2 of the Agreement permits XENO, MERGER SUB and AXI to amend the Agreement without any action by the Holders, and in accordance with Section 10.2, XENO and AXI desire to further amend Section 4.5 of the Agreement, which section was previously amended by the First Amendment to the Agreement, dated May 1, 2007, and by the Second Amendment to the Agreement, dated May 29, 2007, by the Third Amendment to the Agreement, dated June 14, 2007, by the Fourth Amendment to the Agreement, dated July 30, 2007, by the Fifth Amendment to the Agreement, dated September 24, 2007, by the Sixth Amendment to the Agreement, dated December 26, 2007, and by the Seventh Amendment to the Agreement, dated January 23, 2008 as set forth herein.

          NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained herein, the parties hereto agree to amend the Agreement as follows:

          I.      By replacing Section 4.5 in its entirety as follows:

          “4.5 Offerings. XENO agrees to conduct an offering (the “Offering”) of units (“Units”) of XENO, with each Unit being comprised of one share of common stock of XENO (a “Unit Share”) and one warrant to purchase a share of common stock of XENO (a “Warrant Share”) at an exercise price of US$1.00 per share for a period of two years from the purchase date of the Unit, to raise US$1,500,000 in XENO that will be utilized for working capital purposes in XENO after the Closing Date, which shall close on or before June 1, 2008. XENO further recognizes that after the Closing Date XENO will need additional funding in the amount of US$6,000,000, and XENO agrees to use its best efforts to raise such funds within six months of the closing of the Offering.”

          Except as described above, no other provisions under the Agreement are amended and the Agreement shall remain in full force and effect. Terms not defined herein shall have the meanings ascribed thereto in the Agreement.

          IN WITNESS WHEREOF, the parties have executed this Eighth Amendment to the Agreement on the date first above written.

XENO TRANSPLANTS CORPORATION,
a Nevada corporation

By: /s/ Wayne Smith
Wayne Smith, Treasurer and Secretary

AMERICAN XENO INC.,
a Nevada corporation

By: /s/ Elliot Lebowitz
Elliot Lebowitz, Chief Executive Officer,
President and Secretary